American Airlines, Inc. Series 2017-2 EETC Class B Investor Presentation September 2017 Issuer Free Writing Prospectus Filed Pursuant to Rule 433(d) Registration No. 333-216167-01 September 26, 2017

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (especially in Part I, Item 1A—Risk Factors and Part II, Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations), in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017 (especially in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A, Risk Factors) and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (“Deutsche Bank”) toll-free at 1-800-503-4611 or Credit Suisse Securities (USA) LLC (“Credit Suisse”) toll-free at 1-800-221-1037.

2017-2 EETC Class B Offering

American 2017-2 EETC Class B Transaction Overview American Airlines, Inc. (“American”) intends to issue $220,723,000 in aggregate face amount of Pass Through Certificates, Series 2017-2 Class B (“American 2017-2 Class B” or “Certificates”) The proceeds from the 2017-2 offering will be used to finance 30 aircraft that were delivered new to American between October 2015 and August 2016 or are scheduled to be delivered to American between September 2017 and April 2018: Three (3) Boeing 737-800 aircraft Nine (9) Boeing 737 MAX 8 aircraft Three (3) Boeing 787-9 aircraft Fifteen (15) Embraer ERJ 175 LR aircraft American previously issued $544,644,000 aggregate face amount of Pass Through Certificates, Series 2017-2 Class AA and $252,254,000 aggregate face amount of Pass Through Certificates, Series 2017-2 Class A, on August 14, 2017. The Series 2017-2 Class AA and Class A Certificates are not being offered hereby The Class B Certificates offered in this transaction will consist of one amortizing tranche of debt: Class B subordinated tranche amortizing over 8.0 years, with a 71.8% / 71.8% initial / max¹ loan-to-value ratio (“LTV”) The transaction’s legal structure, after giving effect to the offering, will be largely consistent with American’s Series 2017-1 EETC Standard cross-collateralization, cross-default and buy-out rights Three tranches of cross-subordinated and cross-defaulted debt 18-month Liquidity Facility on the Class B Certificates Waterfall with preferred junior interest Depositary: Natixis S.A., acting through its New York Branch Liquidity Facility Provider: National Australia Bank Limited Joint Structuring Agents and Lead Bookrunners: Deutsche Bank, Credit Suisse and Goldman Sachs 1 Initial LTV and Maximum LTV each calculated as of April 15, 2018, the first regular distribution date that occurs after all aircraft are expected to have been financed pursuant to the offering, and the principal amount of the AA and A Notes expected to be outstanding as of such date.

2017-2 Class B Structural Summary

	Existing 2017-2 Class AA[2]	Existing 2017-2 Class A[2]	2017-2 Class B
Face Amount	$544,644,000	$252,254,000	$220,723,000
Rating / Expected Ratings[1] (Moody's / Fitch)	Aa3 / AA	A2 / A	Baa3 / BBB
Initial LTV / Maximum LTV[3]	38.4% / 38.4%	56.2% / 56.2%	71.8% / 71.8%
Coupon	3.350%	3.600%	[ ]%
Weighted Average Life (years)	8.7	8.7	5.4
Regular Distribution Dates	April 15 and October 15	April 15 and October 15	April 15 and October 15
Final Expected Distribution Date[4]	October 15, 2029	October 15, 2029	October 15, 2025
Final Legal Distribution Date[5]	April 15, 2031	April 15, 2031	April 15, 2027
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semiannual interest payments	Three semiannual interest payments	Three semiannual interest payments
Depositary	A portion of the proceeds from the issuance will be used on the date of issuance, and the balance of the proceeds will initially be held in escrow and will thereafter be used, in each case, to acquire the related series of equipment notes to be issued by American on a full recourse basis		

[1] Actual ratings included for Class AA and Class A Certificates, and expected ratings included for Class B Certificates.
[2] Unless otherwise noted, information for the Class AA and A Certificates provided as of August 14, 2017, which was the date of issuance for Class AA and Class A Certificates.
[3] Initial LTV and Maximum LTV for Class AA, Class A and Class B Certificates calculated as of April 15, 2018, the first regular distribution date that occurs after all aircraft are expected to have been financed pursuant to the offering.
[4] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[5] The Final Legal Distribution date for each of the Class AA Certificates, Class A Certificates and Class B Certificates is the date that is 18 months after the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements1 One Class of Certificates Offered One tranche of amortizing debt which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall Interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No Equipment Note buyout rights Cross-Collateralization and Cross-Default The Equipment Notes will be cross-collateralized by all aircraft All indentures will include cross-default provisions Threshold Rating Criteria for Liquidity Provider and Depositary Downgrade drawing mechanics consistent with recent EETCs issued by American Collateral Strategically core aircraft types representative of American’s go-forward, long haul, short-haul and regional fleet strategy Fifteen aircraft delivered between October 2015 and August 2016, with the remainder scheduled to be delivered to American between September 2017 and April 2018 Weighted average aircraft age of approximately 0.4 years2 Additional Certificates American has the right to issue additional subordinated classes of certificates at any time American has the right to issue additional series of certificates at any time 1 Certain terms defined in prospectus supplement related to the Class B Certificates. 2 As of October 5, 2017.

Overview of the Collateral Pool

2017-2 Aircraft Pool

- Aggregate aircraft appraised value of approximately $1,433 million[1] from three appraisers (AISI, BK and mba)[2]
- Appraisals indicate collateral cushion as of the first principal payment date for the Class B Certificates (after the Class B issuance) of 28.2% on the Class B Certificates[3], which is expected to increase over time as the debt amortizes

Aircraft Number	Aircraft Type	Manufacturer's Serial Number	Registration Number	Body Type	Engine Type	MTOW (lbs)	Month of Delivery	Maintenance Adjusted Base Value ($MM)			
								AISI	BK	mba	LMM[1]
1	737-800	31275	N354PT	Narrowbody	CFM56-7B	158,500	Oct-17	$48,970,000	$46,950,000	$47,290,000	$47,290,000
2	737-800	33348	N355PU	Narrowbody	CFM56-7B	158,500	Nov-17	49,050,000	46,950,000	47,330,000	47,330,000
3	737-800	33349	N359PX	Narrowbody	CFM56-7B	158,500	Dec-17	49,140,000	46,950,000	47,370,000	47,370,000
4	737 MAX 8	44459	N324RA	Narrowbody	CFM LEAP1B	181,200	Sep-17	50,270,000	51,400,000	50,570,000	50,570,000
5	737 MAX 8	44463	N304RB	Narrowbody	CFM LEAP1B	181,200	Oct-17	50,360,000	51,650,000	50,620,000	50,620,000
6	737 MAX 8	44465	N306RC	Narrowbody	CFM LEAP1B	181,200	Nov-17	50,440,000	51,650,000	50,660,000	50,660,000
7	737 MAX 8	44446	N308RD	Narrowbody	CFM LEAP1B	181,200	Dec-17	50,520,000	51,650,000	50,700,000	50,700,000
8	737 MAX 8	44447	N303RE	Narrowbody	CFM LEAP1B	181,200	Feb-18	50,690,000	51,900,000	50,780,000	50,780,000
9	737 MAX 8	44451	N310RF	Narrowbody	CFM LEAP1B	181,200	Feb-18	50,690,000	51,900,000	50,780,000	50,780,000
10	737 MAX 8	44448	N303RG	Narrowbody	CFM LEAP1B	181,200	Mar-18	50,770,000	51,900,000	50,830,000	50,830,000
11	737 MAX 8	44449	N314RH	Narrowbody	CFM LEAP1B	181,200	Apr-18	50,860,000	52,150,000	50,870,000	50,870,000
12	737 MAX 8	44455	N315RJ	Narrowbody	CFM LEAP1B	181,200	Apr-18	50,860,000	52,150,000	50,870,000	50,870,000
13	787-9	40638	N832AA	Widebody	GEnx-1B74_75	560,000	Nov-17	142,910,000	145,900,000	143,320,000	143,320,000
14	787-9	40645	N833AA	Widebody	GEnx-1B74_75	560,000	Dec-17	143,150,000	145,900,000	143,440,000	143,440,000
15	787-9	40653	N834AA	Widebody	GEnx-1B74_75	560,000	Feb-18	143,620,000	146,600,000	143,680,000	143,680,000
16	ERJ 175 LR	17000511	N215NN	Regional	CF34-8E5	85,517	Oct-15	26,300,000	25,230,000	27,290,000	26,273,333
17	ERJ 175 LR	17000513	N216NN	Regional	CF34-8E5	85,517	Oct-15	26,310,000	25,200,000	27,290,000	26,266,667
18	ERJ 175 LR	17000515	N217NN	Regional	CF34-8E5	85,517	Nov-15	26,300,000	25,190,000	27,450,000	26,300,000
19	ERJ 175 LR	17000523	N220NN	Regional	CF34-8E5	85,517	Nov-15	26,550,000	25,320,000	27,450,000	26,440,000
20	ERJ 175 LR	17000525	N221NN	Regional	CF34-8E5	85,517	Dec-15	26,590,000	25,900,000	27,610,000	26,590,000
21	ERJ 175 LR	17000528	N222NS	Regional	CF34-8E5	85,517	Dec-15	26,650,000	25,930,000	27,610,000	26,650,000
22	ERJ 175 LR	17000529	N223NN	Regional	CF34-8E5	85,517	Dec-15	26,650,000	25,920,000	27,610,000	26,650,000
23	ERJ 175 LR	17000536	N224NN	Regional	CF34-8E5	85,517	Feb-16	27,220,000	26,030,000	27,950,000	27,066,667
24	ERJ 175 LR	17000537	N225NN	Regional	CF34-8E5	85,517	Feb-16	27,240,000	26,050,000	27,950,000	27,080,000
25	ERJ 175 LR	17000566	N234JW	Regional	CF34-8E5	85,517	Jun-16	27,390,000	26,370,000	28,640,000	27,390,000
26	ERJ 175 LR	17000567	N235NN	Regional	CF34-8E5	85,517	Jun-16	27,360,000	26,330,000	28,640,000	27,360,000
27	ERJ 175 LR	17000572	N236NN	Regional	CF34-8E5	85,517	Jul-16	27,430,000	26,600,000	28,810,000	27,430,000
28	ERJ 175 LR	17000575	N237NN	Regional	CF34-8E5	85,517	Jul-16	27,470,000	26,590,000	28,810,000	27,470,000
29	ERJ 175 LR	17000584	N238NN	Regional	CF34-8E5	85,517	Aug-16	27,620,000	26,380,000	28,980,000	27,620,000
30	ERJ 175 LR	17000586	N239NN	Regional	CF34-8E5	85,517	Aug-16	27,580,000	26,720,000	28,980,000	27,580,000
Assumed Total								$1,436,960,000	$1,435,360,000	$1,450,180,000	$1,433,276,667

1 Appraised value equals the lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the appraised aircraft. In the case of the Embraer ERJ 175 LR aircraft, such appraisals indicate the appraised base value of such Aircraft, and are adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal and, in the case of the Aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such Aircraft at the time of the related appraisal.

2 AISI, BK and mba are defined in the prospectus supplement related to the Class B Certificates. The appraisals were prepared for the 2017-2 EETC issuance by AISI, BK and mba in July 2017. The appraised values provided by AISI are presented as of June 30, 2017, and the appraised values provided by BK and mba are presented as of or around the respective dates of their appraisals in July 2017.

3 Collateral cushion calculated as of April 15, 2018, the first regular distribution date, which coincides with date of maximum LTV.

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Young and Diversified Portfolio1 1Calculated by LMM of the base value of the aircraft as appraised. In the case of the Embraer ERJ 175 LR aircraft, such appraisals indicate the appraised base value of such Aircraft, and are adjusted to reflect the maintenance status of such Aircraft or otherwise take such maintenance status into account at or around the time of the related appraisal and, in the case of the Aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such Aircraft at the time of the related appraisal. The appraised values provided by AISI are presented as of June 30, 2017, and the appraised values provided by BK and mba are presented as of or around the respective dates of their appraisals in July 2017. 2 As of October 5, 2017. Aircraft Type Narrowbody / Widebody / Regional New Delivery / Vintage By Delivery Date: 0.4 Years Average Age2

Collateral Aircraft Assessment Considered the most liquid narrowbody to date Over 4,300 in operation with more than 170 operators, with a backlog of 670 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network 304 expected to be in American’s fleet1 by end of 4Q 2017 737-800 737 MAX 8 787-9 ERJ 175 LR The MAX 8 could replicate the 737-800’s status as the most liquid narrowbody Provides continuity of the best-selling 737, with the CFM International Leap as the single-engined type Fuel burn savings are now estimated at 14% over the 737 Next Generation (“NG”), up by 1% over the initial target 8% more fuel-efficient than A320neo 4 expected to be in American’s fleet1 by end of 4Q 2017 Over 1,200 sales and strong backlog from the overall 787 family; 787-9 is now the lead variant with over 50% of orders With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767 Enables American to serve city pairs previously not accessible with Boeing 767-300ER aircraft 14 expected to be in American’s fleet1 by end of 4Q 2017 In-service fleet over 580 aircraft, backlog of 80 Demand for Embraer ERJ 175 LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements Robust used activity and low availability 148 expected to be in American’s fleet1 by end of 4Q 2017 Source: Ascend, American, Boeing as of Q2 2017. 1 American Airlines Form 8-K, filed July 12th, 2017 and Investor Relations Update, dated July 28, 2017.

Investing in our product: new aircraft deliveries   2017 2018 2019 Beyond 2019 Total A320 Family / Neo 20 - 25 75 120 A350-900 - - - 22 22 B737-800 / Max 24 16 20 60 120 B787 Family 13 6 2 - 21 Mainline Total 57 22 47 157 283 E175 16 - - - 16 Regional Total 16 - - - 16

Boeing 737-800 Considered the most liquid narrowbody to date Over 4,300 in operation with more than 170 operators, with a backlog of 670 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network Order backlog demonstrates that the 737-800 remains the most popular 737 NG variant, and that airlines and lessors have confidence in the type well past the end of the decade Continued product improvements, such as longer maintenance intervals and Scimitar winglets, support long-term demand Source: Ascend Market Commentary and Boeing as of 2Q 2017. The B737-800 Has Wide Market Appeal Top 5 Operators & Lessors (In Service / On Order) Operators # of Aircraft 1 Ryanair 462 2 American Airlines 304 3 Southwest Airlines 185 4 China Southern Airlines 154 5 United Airlines 141 Total 1,246 Lessors # of Aircraft 1 AerCap 254 2 GECAS 250 3 SMBC AC 193 4 Avolon Aerospace Leasing 143 5 BBAM 136 Total 976

Boeing 737 MAX 8 The MAX 8 could replicate the 737-800’s status as the most liquid narrowbody Provides continuity of the best-selling 737, with the CFM International Leap as the single-engined type Fuel burn savings are now estimated at 14% over the 737NG, up by 1% over the initial target 8% more fuel-efficient than A320neo At the end of Q1 2017, there were 2,265 737 MAX aircraft on order with 53 announced airline customers This includes 858 in Asia-Pacific, 576 in North America, 499 in Europe, 194 in Latin America, 102 in the Middle East and 36 in Africa The market for 737 MAX-sized aircraft (125-200 seats) is predicted to exceed 26,600 aircraft over the next 20 years Source: Ascend Market Commentary and Boeing as of 2Q 2017. Top 5 Operators & Lessors (In Service / On Order) Operators # of Aircraft 1 Lion Air 201 2 Southwest Airlines 200 3 SpiceJet 142 4 Norwegian 108 5 American Airlines 100 Total 751 Lessors # of Aircraft 1 GECAS 170 2 Air Lease 118 3 AerCap 100 4 SMBC Aviation Capital 90 5 BOC Aviation 61 Total 539

737 MAX Advances the Success of the 737 Family Source: Boeing as of 2Q 2017. 1980 2020 2000 1990 2010 1985 1995 2005 2015 Next-Generation 737 First Delivery 1998 737 MAX First Delivery 2017 6% Fuel reduction 2010 Boeing Sky Interior 2017 New Engine & AT Winglet 737 Classic First Delivery 1984 Fuel reduction 14% 20% Fuel reduction 2001 Blended Winglets 2008Carbon Brakes 2011 Performance Improvements

Boeing 787-9

The Boeing 787 is the new benchmark in the long-haul widebody market

- With a predicted demand of over 5,300 widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry
  - Over 1,200 sales and strong backlog from the overall 787 family; 787-9 now lead variant with over 50% of orders
- With its all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767
  - Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft
- Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies have shown resilience
  - The 787-9 was certified in 2014, and continues to expand its operator base

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	Etihad Airways	71
2	ANA-All Nippon Airways	47
3	United Airlines	39
4	KLM Royal Dutch Airlines	33
5	Norwegian	31
	Total	**221**
	Lessors	**# of Aircraft**
1	AerCap	60
2	Air Lease	50
3	Avolon Aerospace Leasing	31
4	GECAS	12
5	BBAM	6
	Total	**159**



Source: Ascend Market Commentary and Boeing as of 2Q 2017.

[1] Includes both 787-9 and 787-10 aircraft.

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Range of Boeing 737-800, 737 Max 8 and 787-9 Source: Boeing and American Airlines. Range capability from Dallas

Embraer ERJ 175 LR

- In-service fleet of over 580 aircraft, backlog of 80
- Demand for Embraer ERJ 175 LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements
  - American, United, Alaska and Delta have all ordered the ERJ 175 LR or contracted from regionals like SkyWest
  - E-Jets are winning market share battle with CRJ900
- Robust used activity and low availability
- The Embraer ERJ 175 LR offers mainline jet comfort, thanks to its double bubble design
  - Most cabin volume per seat
  - Large eye-level windows are 30% larger than those on similar aircraft
  - Four-abreast seating and no middle seat, allowing easy access to seats and overhead bins and fast boarding and deplaning
  - Generous headroom with overhead bins accommodate roll-on bags up to 24”x16”x10”
  - Superior ground service access and baggage handling

Top 5 Operators & Lessors (In Service / On Order)

	Operators	# of Aircraft
1	SkyWest Airlines	199
2	Republic Airlines	196
3	Compass Airlines	58
4	Mesa Airlines	48
5	Envoy Air	40
	Total	**541**
	Lessors	**# of Aircraft**
1	Nordic Aviation Capital	27
2	GECAS	10
3	Castlelake	6
4	Avolon Aerospace Leasing	4
5	Falko	4
	Total	**51**

Range of Embraer 175 LR


DALLAS

Source: Ascend Market Commentary and Embraer as of 2Q 2017.

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